EXHIBIT 21.1
SUBSIDIARIES OF HEALTHSTREAM, INC.

State or Other Jurisdiction of
Incorporation or
Names Under Which We Do Business	Organization
Education Design, Inc.	Tennessee
Data Management & Research, Inc.	Tennessee
The Jackson Organization, Research Consultants, Inc.	Maryland
HealthStream Acquisition I, Inc.	Tennessee
HealthStream Acquisition II, Inc.	Tennessee